INVEST IN **XENOLITH VAULT, LLC**

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Privately store life's data away from prying eyes and vulnerable big tech


Xenolith
Hyper-Secure Digital Storage Vault -
$5.5 Billion Addressable Market

xenolith.io Chandler AZ

Infrastructure Software Technology Sustainability Clean Tech

LEAD INVESTOR

Clifford Cast CEO Delta Group

As a business owner and investor, I have been searching for a product like Xenolith. After meeting with the management team in their data center, I was very impressed with the group and the facility. Xenolith is on the leading edge of hyper-secure technology for the storage of sensitive information. Jim Morand has an impressive track record with only one failure out of 14 successful startups. My due diligence has shown Jim Morand to be an honest and reputable business leader.

Invested $30,000 this round & $20,000 previously

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY 10 ASK A QUESTION 1

Highlights

1. 💰 $420 million serviceable addressable market - $5.5 billion total market
2. 💸 Proven management team track record with multiple technology start-ups and exits
3. 🤝 Sister company of IT infrastructure company Sterling Data Storage
4. ⚖️ Innovative licensing model entices law firms to rapidly adopt software
5. 📈 Ransomware attacks have increased by 350% - growing market demand
6. 💻 Proprietary ‘Detached Cloud’ technology that works over the INTRANET
7. 📄 Reduced cost & liability for lawyers with streamlined & secure document retrieval
8. ➡️ Near-term exit strategy based on explosive growth potential in target market

Our Team



James W Morand Founder

I am a serial business developer with 10+ companies successfully started, and nearly 20 years of experience in IT security, infrastructure, and data center management solutions designed to protect professionals.

We fundamentally believe in maintaining the privacy and security of every person. Government oversight of private citizen data being collected and stored is becoming commonplace. Hackers are getting more sophisticated and numerous. People also need a single repository for their family's information to maintain continuity during a crisis.



Ms Vicki Roberts Advisory Board Member

Areas of expertise: • Claims handling expert -- I have prepared reports and testified in multiple matters on best practices in claims, building on over 35 years in private practice and as an inhouse claims executive • Monitoring high exposure files



Brett Nordin Co-Founder

25+ years in product development, commercialization, investment banking, and marketing.



Carlos Oliveira, PHD Advisory Board Member

25+ years of managerial experience in computing technology: cloud computing, network and computing systems, and IT application system



Jim McGahey Advisory Board Member

Mr. McGahey has over 40 years of multi-industry experience and has served as a director on four corporate boards. Mr. McGahey currently advises and mentors start-up companies and is a member of Viewpoint Educational Foundation.



David Miers, COO/MM COO of Sterling Data Storage

Mr. Miers has diverse operations experience in Financial Service, Telecom, and Technology.



Enrico Divito Advisory Board Member

Dr. DiVito is world renowned for his work in laser development, including inventing new dentistry techniques, and holding multiple patents.

CrowdCrux Marketing



Mark Roderick

WeFunder Lawyer



Carole Spivey Advisory Board Member

Carole M. Spivey brings a wealth of experience in the legal service business to Xenolith Vault, LLC. She has held similar management positions as COO in law firms for more than 25 years in Phoenix, Denver, San Francisco, and Honolulu. Member of ALA.

Pitch


Xenolith
A hyper-secure digital privacy vault
for High Net Worth Individuals



Client Data Protection For High Net Worth Individuals
A Private Data Storage Solution

Xenolith is a hyper secure digital privacy vault for high earners, entrepreneurs and High Net Worth Individuals (HNWIs) to protect their sensitive and private information. Using proprietary Detached Cloud technology for digital storage and retrieval, Xenolith's software provides its clients with the hyper-secure solution they need to protect their most confidential records. Xenolith Vault, LLC is a spinoff company of Sterling Data Storage (SDS).


High Net Worth Individuals Need
A central repository for finance & business records
A place to store valuable information
An alternative to Big Tech & government oversight

High Net Worth Individuals have a lot at stake in terms of cybersecurity, with $170,404 in average payments to recover data after breaching incidents. Xenolith provides a centralized repository of financial and business information for survivors with joint interest who are looking for a safe alternative to cloud-based solutions offered by Big Tech with government oversight. We offer a service with absolutely no back doors, period.


Xenolith uses the latest in revolutionary data storage technology
Proprietary Detached Cloud
Dark Storage
High Level Encryption


No Backdoor Access
Physical and Virtual Layers of Security
Encrypted Backups

- Utilizing a proprietary **Detached Cloud:** storage is detached from the internet.
- Implementing **Dark Storage**: when the system is not in use, it doesn't exist.
- Using **High Level Encryption**: data is unusable outside of the Xenolith system.
- Preventing **Backdoor Access**: government agencies and hackers are shut out.
- Ensuring **Layers of Security**: 3 physical layers of security in the data center, 3 virtual layers on authentication and an encryption key is required to access data.
- Backing up with **Double Encryption**: data is re-encrypted in another data center.
- Unmatched **Customer Service**: consistent scheduled maintenance and patching along with remote support. Data is always monitored but never accessed - even by Xenolith itself.

When it comes to protecting the end user and their sensitive information, there is simply no data storage solution on the market as effective as Xenolith.


Key Success Factors


Xenolith's
Three Key Success Factors
Speed to Market
Proprietary Technology
Focused Sales Strategy

Speed to Market

Xenolith is addressing speed to market in two ways.

- As a spinoff company of Sterling Data Storage (SDS), the technology know-how, infrastructure, and support are already in place. Current resources provided by SDS will be shared with Xenolith on an as-needed basis. This will prevent having to absorb large costs related to overhead such as infrastructure, office space, development resources, and employees. The setup time related to these tasks is also eliminated.
- To accelerate end user adoption further, our Go To Market Strategy is to utilize reseller channels that currently have HNWI clients. Those reseller channels will benefit by adding a new revenue stream and provide a solution that differentiates their firm in a competitive marketplace.

Proprietary Technology

Our team has created the first Detached Cloud Technology of its kind—securing

sensitive information over the INTRANET.

Focused Sales Strategy

The Xenolith team has experience selling through many different sales channels, including direct to the end user. However, the channel with the highest probability of success has been identified as the Law Firm Channel. The Financial Planner channel will be initiated at a later date through relationships the company has already established.

Your Investment Will Help to Meet a Growing Demand for Law Firms and their Clients

In the information age, the risk of hacking and cyber attack is higher than ever. Especially with the pandemic moving so much of our lives to a remote setting, data security concerns are prevalent for every law firm and working company.


A New World Requires
New Protection

Law firms are tasked with protecting extremely sensitive documents for their clients, including:

- Right of survivorship paperwork
- Confidential case and court documents
- Sensitive personal information pertaining to their clients
- Business agreements, ownership and governance paperwork

We have seen an explosion in data breach and ransomware incidents. In fact, statistics compiled by PurpleSec have shown that ransomware attacks on individuals and businesses increased by a staggering 350% in 2018, and have been on an *exponential* rise ever since.

Malware, phishing, and network security attacks have also been on the rise and expect to rise exponentially further with greater reliance on technology in remote work environments.

Who is Xenolith?

Xenolith is a spinoff company of Sterling Data Storage LLC (SDS), a company that has been providing IT infrastructure and data center services that help businesses grow for fourteen years. SDS's roots are in Data Center Management and MSP Services, where they manage multiple data centers across the United States.


Sterling Data
Storage

Headquartered in Chandler, Arizona, SDS specializes in secure personal storage and computer technology. SDS has spun-out Xenolith to create an application that focuses on service for high net worth individuals via law firms and direct sales. SDS will provide the backend security and MSP technology services that power and protect Xenolith's system and software.

The Target Market

Xenolith aims to provide licensing for the Xenolith Privacy Vault through law firms to their clients. Over the next 18 months we will attempt to partner with small and medium sized law firms across the United States and Canada to deliver protection for their clients.

Our target customer base is an exclusive one. There are 15 million High Net Wealth Individuals in the United States and Canada that can be accessed by providing a secure, low-cost digital filing system for (law firms) clients of any size. Law firms get a secure, reliable solution for storing sensitive client information at a fair price, and high net wealth individuals get peace of mind knowing that their attorney has gone above and beyond in taking data management seriously.

Growth Strategy

Xenolith will pursue the legal vertical exclusively, leaving other markets open for a future purchaser.

We will use state conventions and the American Bar Association (ABA) meeting to target all groups in the legal business. Additionally, we will seek to partner with one large firm for sales to the enterprise level group of firms.

Overall, we're tapping into a $5.5 billion total addressable market with a $420 million serviceable addressable market in the law firm vertical. This is a significant market opportunity—and Xenolith has the service to capitalize on it.

Project Status

The Xenolith team has been producing the design of the system and conducting thorough market research for the past twelve months. We have reached the Product Commercialization and Go To Market Phase of the project, with the next step being utilization of developmental resources from both internal employees

and external developers to complete coding of the software.

With the external development team already secured, NDAs are in place and a bid has already been provided to complete the Xenolith 1.0 software.

Many of the kinks and marketing strategies have already been worked out in the months prior to launching this campaign, reducing risk of potential complications in the future. The lead funder is a business owner with clients and an audience that could potentially utilize Xenolith as soon as it's available.


No more
backdoors
No more
ransomware
Complete
data protection

Xenolith helps to control the threat of backdoors, ransomware, and criminal activity for law firms. Everyone needs to protect their data. Xenolith meets that need at an affordable cost that will help separate a law firm from the pack.

Macro Level Concerns

Law firms and individuals cannot trust that personal information (PI) is safely stored in the cloud by most corporations or Big Tech companies. With macro-level trends threatening personal privacy and security, the Xenolith privacy vault has been strengthened and hardened to meet the growing need for protection.

- Regulatory Pressure: Legislators are pushing back against end to end encryption to ensure that they have a way past secret codes and privacy barriers for their own use.

- Cybersecurity: Ransomware attacks on businesses increased by over 350% in 2018 and have been on the rise ever since. The World Economic forum has warned about the dangers of a 'digital pandemic,' focusing on how to prevent a crisis and reinforce cybersecurity at all levels.

- Work From Home Economy: The pandemic has changed the way people work forever. Overnight, vulnerabilities have been exposed in the corporate network to give hackers new entry points.

- The '4th Industrial Revolution': People and technology are working together like never before, blurring the lines between human and machine. Operating under the guise of 'biosecurity,' AI is quickly learning more about people than ever before.

- Digital Surveillance Economy: Digital currencies will soon have a direct financial relationship with central banks. Big Tech systems are responsible for storing and tracking this data, and there is no way of knowing who will have access to that data at this time.

- Big Data is the New Oil: Applying artificial intelligence to giant data sets that track our every move on the internet will allow for companies to predict our

social and economic behaviors. They are mining people for information in order to get in front of trends and market opportunities. Xenolith will keep sensitive data private for the client.

With macro level trends threatening personal privacy and security, the strength of the Xenolith privacy vault will be critical in protecting personal information for law firms and their clients.

How Does Xenolith Work?

Xenolith is designed to be simple for the user, and impervious to the hacker. Here's how the process works:

1. A user or their attorney loads their private and sensitive information into the Xenolith operating system.

2. The Xenolith Vault applies built-in anti-virus software that performs an initial cleaning of viruses, malware, etc. from the computer. The system continually monitors for intrusions throughout the life of the product.

3. The client retains access to their information over a VPN by logging in to the online application with two-factor authentication protection by Xenolith.

4. Once connected to the server, the client is prompted to enter their private encryption key of information known only to the client and not recorded elsewhere.

5. The Xenolith server connects to data over the Intranet.

6. When the session is terminated, the data goes dark—when the system isn't in use, it doesn't exist.

It's that easy for the user, and the ultimate deterrent for attackers of any kind.

A Powerful Tool For Lawyers to Save Time, Money, and Liability

Document Retrieval: Lawyers no longer are required to retrieve documents upon client request - client has direct access. This saves time and effort, as this is not a billable service.

Document storage: Say good-bye to expensive methods of storing sensitive documents. All documents are streamlined, easy for the client to access, and most importantly, safe, giving lawyers peace of mind while eliminating unnecessary expense.

Document Liability: The client assumes responsibility for storing their documents in the Xenolith Vault. Therefore, the lawyer is absolved of the liability of storing sensitive information within their own servers.

Additional Goals

With your investment, Xenolith will be more capable of adapting to an ever-changing digital privacy landscape. We're looking for opportunities to expand the product offering to stay lock-step with the privacy and security implications of social, political, legal, and economic development.

We've already set our development roadmap on additional bio-security and privacy layers. Additionally, future upgrades may include distributed ledger technology as it relates to decentralized data storage.

About the Team

Meet the Founders

James W Morand



James W Morand comes from an entrepreneurial family background. I have started 14+ companies in my 60 years of business with only one failure in the group. The failure occurred when I brought in "Professional Management" from a large public company. I have done business all over the world and still maintain contacts with past business teams I worked with. Xenolith Vault, LLC is a spinoff from Sterling Data Storage, LLC which is involved in data center management for the H5 Data Center group. SDS also does Colo and MSP for clients in the data centers and a few outside of the centers.

I started Xenolith Vault after a health scare when I realized I would have left my wife and family with a mess to deal with as all the business and family information was not centrally located and was not truly secure in a world of government intrusion, hackers and large tech companies harvesting and giving the private information out for sale.

I hold U.S. Patents for "Compressed Air Foam" used in various types of fire fighting and WMD Chem-Bio Warfare remediation. I have served as a consultant to the Nixon Whitehouse, lead a team of WMD experts in the deacon effort at the 2001 U.S. Capital anthrax attack, and have taught the use of CAFS fire fighting systems all over the world for use on Petro-chemical fires.

I attended Lewis and Clark college for one year then I enlisted in the U.S. Navy where I served for 6 years total and achieved the rank of QM2/2P. I then enrolled at Purdue University and Majored in Industrial Management and Minored in Machinal Engineering and Chemical Engineering.

Brett Nordin



Mr. Nordin brings 25 years of international business development experience and has held leadership positions in Operations, Sales, Marketing and R&D. He is a seasoned visionary with multi-industry experience shaping high-growth, start-up and turn-around companies.

Mr. Nordin began working with Sterling Data Storage 8 years ago in the early stages of market and technology development. Since then he has been actively steering the company business strategy and is involved in the sales and marketing of the company technology services.

Prior to Sterling Data Storage, Mr. Nordin was part of the leadership team of Xyron, Inc., an IP-intense start-up that was sold after five years to Esselte, a JW Childs company. During his time at Xyron, Mr. Nordin was the General Manager of two U.S. businesses, managed the global R&D and product commercialization activities, and played a key role in a European business acquisition.

Mr. Nordin graduated from the University of Arizona with a degree in Material Science Engineering.

Meet the Board of Directors

Anthony Egea



Mr. Egea brings 12 years of Data Center and Information Technology experience and has been involved in many facets of the IT industry over his 12-year career. Most recently, he has been serving as Director of Information Technology for Sterling Data Storage with a focus on keeping the company agile and reducing IT costs. Prior, he held positions as a Data Center Operations Manager, Systems Engineer specializing in Data Center Management, VMware, RedHat flavors of Linux, and helpdesk support for companies ranging from small data centers to enterprise corporations.

Jeff Jacobson



I'm Jeff Jacobson, an IT professional with over 24 years of experience delivering top-tier IT security, infrastructure, and data center management solutions designed to ease the workload and help businesses boost their productivity and profitability. I provide access to cost-effective data center management tools and white labeled services that will lighten workloads, and proactively engage clients' IT needs.

David Miers



David began working with Sterling Data Storage as a consultant in 2019 and became the Chief Operating Officer in 2020. During this time, he has been focused on improving the existing operation and setting the company on a path for growth and prosperity. David offers decades of leadership experience, across multiple lines of business.

His diverse operations career includes experience in Financial Services, Telecom and Technology. This has allowed David to work with some of the world's largest banks and service providers, while gaining insight into their operational efficiencies, in domestic and international efforts.

Meet the Advisory Board

Sid Bingham



Sid Bingham's interest in art started during his senior year in college. After graduating from Principia College he attended and graduated with a BFA from Art Center College of Design in Pasadena, California.

Since then he has illustrated and designed for clients such as Disney, Universal Studios, Thinkwell, BRC, Contour Entertainment, Hettema Group, LA Dodgers, Harlem Globetrotters, ICON Sports, Toyota and various fortune 500 companies.

In the last 12 years, he has focused on conceptual art for theme parks, resorts, museums, themed restaurants, and theatrical productions.

Sid taught at Art Center College of Design for 20 years and recently taught several courses at University California Irvine in Concept Art and Color theory. He's presently the Creative Director for The Discovery Cube, a children's science museum.

Enrico DiVito



Dr. DiVito is a graduate from the University of the Pacific School of Dentistry San Francisco in 1980 where he received his DDS degree. Dr. DiVito is on the cutting edge of laser development, pioneering new laser techniques and exploring potential uses for innovations in the field of both dentistry and medicine. He is the inventor of PIPS laser activated irrigation technique that revolutionized the endodontic field of dentistry and is now being used all over the world. He holds a number of patents for dental products. He lectures both in the United States and internationally and has published many peer reviewed university based manuscripts in various dental journals as well as an author for the book titled Lasers in Endodontics. He has taught as an adjunct professor at the Arizona School of Dentistry and Oral Health. He established the Arizona Center for Laser Dentistry in Scottsdale, Arizona and has advanced training in both hard and soft tissue lasers. He is known both nationally and internationally for his expertise.

Jim McGahey



Mr. McGahey has over 40 years of multi-industry experience and has served as a director on four corporate boards. Mr. McGahey currently advises and mentors start-up companies and is a member of Viewpoint Educational Foundation.

Carlos Oliveira



Carlos Oliveira, PhD. has over 25 years of managerial experience in computing technology; cloud computing, network and computing systems, and IT application systems. During his entire career, Dr. Oliveira has successfully managed different organizations in computing technology areas. He held executive positions in Engineering Management, Enterprise IT Management and Business Development Management. In addition, Dr. Oliveira has large teaching experience and he has been working as an adjunct instructor at University of California, Irvine since he completed his doctorate degree in Information and Computer Science. Dr. Oliveira also serves as an advisory board member at the University of California, School of Information and Computer Science.

Dr. Oliveira is a Senior Vice President at H5 Data Centers managing operations in multiple data centers across the US. He is also responsible for designing and delivering new efficient and cost-effective data centers. Most recently, Dr. Oliveira served as COO for NextFort Ventures, which was acquired by H5 Data Centers, where he was responsible for designing and operating NextFort's state of the art data center in Phoenix. Prior to NextFort, Dr. Oliveira was Vice President/General Manager of Latisys (acquired by Zayo), a national provider of data center and managed services, where he managed the West Coast operations. Previously, Dr. Oliveira held the position of Senior Engineering Manager at Toshiba America Information Systems where he managed an engineering team that developed, implemented and supported nationwide network products such as DSL and cable modems for over 10 years.